EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended
In millions	June 28, 2015	June 29, 2014
Earnings
Income before income taxes	$1,252	$1,153
Add
Fixed charges	68	68
Amortization of capitalized interest	1	1
Distributed income of equity investees	146	141
Less
Equity in earnings of investees	143	175
Capitalized interest	3	3
Earnings before fixed charges	$1,321	$1,185

Fixed charges
Interest expense(1)	$31	$32
Capitalized interest	3	3
Amortization of debt discount and deferred costs	1	1
Interest portion of rental expense(2)	33	32
Total fixed charges	$68	$68

Ratio of earnings to fixed charges(3)	19.4	17.4
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(1) The interest amount in the table above does not include interest expense associated with uncertain tax positions.
(2) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.
(3) We have not issued preferred stock. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.